EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 7, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F__

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

MAJOR EVENTS

BANCO SANTANDER CENTRAL HISPANO, S.A.

Ordinary General Meeting of Shareholders

(Extended Agenda)

By resolution of the Board of Directors, an extension has been made to the Agenda of the Ordinary General Meeting to be held in Santander at the Palacio de Festivales (Avenida de Reina Victoria, s/n) at 9:30 a.m. on June 23rd 2002 at first call, or at the same time on June 24th 2002 at second call, by the addition of a new item Number Five to the original Agenda published on February 12th 2002, as stated below:

Five.- Board of Directors. Establishing of number of members and appointment of Directors.

Therefore, the Agenda for the aforementioned Ordinary General Meeting is the following:

One.- Examination and approval, if appropriate, of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and corporate management of BANCO SANTANDER CENTRAL HISPANO, S.A. and its Consolidated Group, all referring to the Financial Year ending on December 31st 2001.

Two.- Application of earnings for the 2001 financial year.

Three.- Option to apply indefinitely the tax consolidation system regulated in Chapter VII of Heading VIII of the Corporate Taxation Act 43/1995, dated December 27th.

Four.- Authorisation to the Board of Directors to interpret, rectify, complement, execute and carry out the resolutions adopted by the General Meeting, as well as to substitute the authorisations received from such Meeting, and the granting of authority to place such resolutions on public record.

Five.- Board of Directors. Establishing of number of members and appointment of Directors.

Santander, June 6th 2002

General Secretary and Secretary of the Board,

Ignacio Benjumea

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: June 7, 2002

By: ________________________________

Name: José Luis del Valle

Title: Executive Vice President